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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

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NOTIFICATION OF LATE FILING                              SEC FILE NUMBER
                                                             0-19472
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                                                          CUSIP NUMBER
                                                            15115610
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(Check One)

[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                    For Period Ended: March 31, 1998
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended: _______________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --REGISTRANT INFORMATION

                              CELLPRO, INCORPORATED
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Full Name of Registrant


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Former Name if Applicable

                             22215 26TH AVENUE SE
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Address of Principal Executive Office (Street and Number)

                              BOTHELL, WA 98021
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City, State and Zip Code


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PART  II - RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x](b) The subject annual report, semi-annual report, transition report on Form 10 K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

 On June 16, 1998, plaintiffs in that certain litigation captioned The Johns Hopkins University, Baxter Healthcare Corporation and Becton Dickinson and Company v. CellPro, Incorporated filed a motion in the United States District Court for the District of Delaware seeking an order directing the Company to provide security for an award of attorney's fees estimated at $8,000,000. As a result, the Company and its independent accountants, Coopers & Lybrand, require additional time to determine the possible legal outcomes and accounting implications of the plaintiff's new motion.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        MARK HANDFELT                (425)                      485-7644
            (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed? If answer is no, identify report(s).  [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?  [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              CellPro, Incorporated
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 1998                By  /s/ Richard D. Murdock
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                                           Richard D. Murdock
                                           President, Chief Executive Officer
                                             and Director